UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2022

Commission File Number: 001-40818

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.

(Exact name of registrant as specified in its charter)

GETNET MERCHANT ACQUISITION AND PAYMENT SERVICES, INC.
(Translation of Registrant’s name into English)

Federative Republic of Brazil
(Jurisdiction of incorporation)

Avenida Presidente Juscelino Kubitschek, 2041, suite 121, Block A

Condomínio WTORRE JK, Vila Nova Conceição

São Paulo, São Paulo, 04543-011

Federative Republic of Brazil

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ___X___                                          Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes _______                                          No ___X____

 Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes _______                                          No ___X____

 Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes _______                                          No ___X____

 If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  N/A

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

Publicly-held Company

Corporate Taxpayer Registry: 10.440.482/0001-54

EXTRAORDINARY GENERAL MEETING

In compliance with the Resolution CVM no. 81/2022, we present the Final Detailed Voting Map consolidating the vote instructions received by distance voting ballots and the voted delivered in person in the matters deliberated at the Extraordinary General Meetings held on July 8, 2022, at 2p.m., containing the 5 first numbers of the shareholders’ registration in the Individual Taxpayer Registry (CPF) or in the Corporate Taxpayer Registry (CNPJ), their respectively shareholder position, and the voted expressed by them.

Extraordinary General Meeting Map
TAX N.	Position ON	Position PN	Item 1	Item 2
11233	1251853	1388725	Approve	Approve
26431	21527	21527	Approve	Approve
42355	7271	7271	Approve	Approve
97539	32217	32217	Approve	Approve
97539	522	522	Approve	Approve
97540	11449	11449	Approve	Approve
72087	7481	7481	Approve	Approve
58387	9785	9785	Approve	Approve
20923	3230	3230	Approve	Approve
23572	575	575	Approve	Approve
13709	30575	30575	Approve	Approve
13208	2800	2800	Approve	Approve
41272	12719	12719	Approve	Approve
30515	1375	1375	Approve	Approve
41649	859	859	Approve	Approve
75166	5601	5601	Approve	Approve
34662	50000	50000	Approve	Approve
74963	14450	14450	Approve	Approve
58389	272126	272126	Approve	Approve
58400	53656	53656	Approve	Approve
74963	220051	220051	Approve	Approve
87318	950	950	Approve	Approve
87318	4379	4379	Approve	Approve
38756	100	100	Approve	Approve
20849	325	325	Approve	Approve
26160	25	25	Approve	Approve
54797	4694	4694	Approve	Approve
75069	68067	68067	Approve	Approve
71409	650	650	Approve	Approve
71409	925	925	Approve	Approve
12884	3451	3451	Approve	Approve
59878	83600	83600	Approve	Approve
58396	4558897	4558897	Approve	Approve
42887	450	450	Approve	Approve
23563	8600	8600	Approve	Approve
11961	83400	83400	Approve	Approve
34803	86682	86682	Approve	Approve
30419	39725	39725	Approve	Approve
10266	800	800	Approve	Approve
15350	1206030	1206030	Abstain	Abstain
15831	11838830	11838830	Abstain	Abstain
16565	872932	872932	Abstain	Abstain
41632	1078069	1078069	Abstain	Abstain
55237	312332144	312332144	Approve	Approve
35953	580348880	539357065	Approve	Approve

Luciano Decourt Ferrari

Investor Relations Vice-President

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A. – INSTITUIÇÃO DE PAGAMENTO

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 11, 2022

GETNET ADQUIRÊNCIA E SERVIÇOS PARA MEIOS DE PAGAMENTO S.A.
By: /s/ Luciano Decourt Ferrari
Name: Luciano Decourt Ferrari
Title: Investors Relations Officer